SampleServe, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ 93,105	$ 156,256
Cost of Good Sold	-	22,732
Gross Profit	93,105	133,524
Expenses:		
Depreciation expense	10,437	1,318
Amortization expense	284,990	142,400
Reimbursable project expense	5,031	3,636
Payroll expense	60,510	195,382
R&D expense	336,483	30,493
Events & Marketing	28,580	36,362
Education and Training	646	2,340
Office and supplies expense	43,249	25,093
Utilities	9,557	14,023
Website maintenance	12,003	10,530
Subscription expense	40,851	12,492
Sampling Service expense	31,384	2,036
Travel expense	34,655	11,809
Transportation expense	13,158	10,396
Professional fees	81,077	41,339
Insurance	53,901	29,205
Total Operating expenses	1,046,512	568,854
Interest expense Note	31,387	21,000
Interest expense Loan	465	38,897
Tax expense	40,531	4,180
Other expense / (income)	(92)	610
Total Other Income and expenses	72,291	64,688
Total expenses	1,118,803	633,542
Net loss	$ (1,025,698)	$ (500,018)